COLUMBIA LABORATORIES, INC.	December 8, 2006
Ms. Amy Bruckner, Staff Accountant United States Securities and Exchange Commission Division of Corporate Finance Washington, DC 20549

Dear Ms. Bruckner:

I am writing in follow-up to (1) the Staff’s comment letter dated July 19, 2006, to Columbia Laboratories, Inc., (“Columbia”) that comments on our Form 10-K for the fiscal year ended December 31, 2005, and our Form 10-Q for the fiscal quarter ended March 31, 2006; (2) Columbia’s reply dated August 23, 2006; and (3) the telephone conference on October 26, 2006.

I joined Columbia yesterday, December 7, 2006, as Chief Financial Officer, replacing David Weinberg who left Columbia to pursue other opportunities. Because of this change in responsibilities, I am requesting an extension of the time to file Columbia’s response to the questions raised in the October 26th telephone conference until Friday, December 15, 2006.

Thank you for your consideration.

Very truly yours,

/S/James Meer James Meer Senior Vice President and Chief Financial Officer

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